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another round
Dallas, Texas

$0 raised

$150,000 min target ?

Term Note ?
Interest Rate : 17.5%
Maturity: 48 months

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- Highlights
- Investment Terms
- Use of Proceeds
- Company Description
- Business Model
- Location Analysis
- History
- The Team
- Bonus Rewards
- Gallery
- Documents
- Total Payment Calculator
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Highlights

A brand-new experiential mini-golf entertainment venue in Dallas, TX.

- Featuring 12 holes of interactive game play
- Design themes rotated out on a regular basis to keep game play fresh

Full bar and restaurant service with or without game play

- Speedcraft cocktails from Dallas bartender of the year
- Food outsourced by Cooper's Meat Market, eliminating kitchen overhead

Location in increasingly dense residential area, close proximity to downtown

- Within walking distance of three recently built apartment complexes with two more in development
- The overall population within a 3-mile radius is expected to grow by an additional 10,000 residents

Investment Terms

Issuer	Type of Offering ?	Offered By
Another Round LLC	Regulation Crowdfunding	NextSeed Securities, LLC

Offering Min ?	$150,000
Offering Max ?	$250,000
Min Individual Investment ?	$100
Type of Securities	Term Note
Annualized Interest Rate ?	17.5%
Maturity ?	48 months
Payments	Monthly
Security Interest ?	Blanket lien on all assets of the business
Ownership % Represented by Securities	0% Investors will not receive any equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.

Use of Proceeds

Total Project Cost: $1,000,000
Minimum NextSeed funds: $150,000
Maximum NextSeed funds: $250,000
Remaining funds: Remainder of funds to be sourced via partner contributions, SBA loan and a Line of Credit.

IF MAXIMUM IS RAISED ON NEXTSEED　　　　　　　　　　$250,000



- **72%** Décor and finishing out of space
- **10%** Working capital for staff and training
- **10%** Cost of Issuance
- **8%** Mini golf, furniture and AV equipment

Use of proceeds percentages presented above are estimated and subject to change.

Company Description

Another Round is bringing a brand-new mini golf and bar experience to Dallas, TX. Featuring 12 multi-tiered "islands" of holes with rotating design concepts, this unique entertainment facility will be a premiere destination for gatherings of friends, families, and co-workers. A full bar with speedcraft cocktails served on the course, as well as an adjacent outdoor patio, will be complemented by food served by neighboring Cooper's Meat Market.

Operating with a passion for hospitality, the team at Another Round aims to delight their guests with an interactive, memorable, and Instagrammable experience unlike any other found in Dallas.



Business Model

The Story

Some people like every National Park. Others visit baseball stadiums. Kendall Spence and his wife seek out mini golf when they're on vacation. And each time they do, they question why there aren't any great options in Dallas.

This sparked an idea – What if they brought the experience indoors and added cocktails to the mix? Just like that, the concept for Another Round was born.

 We wanted to flip a stale entertainment classic and combine it with a cozy, welcoming lounge.

Kendall Spence
Owner

Evaluating the competitive space, they could only find a few similar concepts around the country, but none in Dallas, and none with the extra creative twist that they planned to offer. The key to their competitive advantage in the trending entertainment space is their ability to rotate in new creative concepts on a regular basis, providing returning guests with a new experience over and over again, eliminating the risk of becoming a novelty that loses its relevance and buzz over time.

To bring the concept to life, Spence partnered with a renowned architect, award-winning bartender, and an all-star GM to ensure that all aspects of the concept are best-in-class. Most importantly, the team will bring a passion for hospitality to the business, providing guests with a stellar first impression of their custom-crafted course design and first-class service.

The Opportunity

The experiential venue space is growing rapidly to serve a target market of young professionals, families, and tourists. The key to success in this space is providing a differentiated concept that allows guests to create and share memories.

For young professionals, Another Round will provide an alternative to nearby flavors like Top Golf, Bowl & Barrel, and Bowlounge. This demographic is constantly on the search for new experiences, and the creative backdrop of Another Round will give them unending reasons to come back.

Families in Dallas currently have surprisingly few indoor activity spaces, or family-friendly bars with contained outdoor spaces to let the little ones roam in a safe environment. With over 175,000 school-aged children in Dallas, this clientele is expected to make up a significant portion of Another Round's guest.

Dallas receives 4.6M annual visitors to the city, including 750,000 alone for sporting events. The location of Another Round, just over 2 miles from downtown, will position them perfectly to be the most convenient local entertainment experience for droves of tourists looking for something that can only be found in Dallas.

Since announcing the project, Another Round has received early press and buzz from the likes of The Dallas Morning News, Eater Dallas, and CultureMap Dallas.

Business Operations

A feature of the business model is that the bar can be visited without playing a game of mini golf. This is critical because a significant portion of revenues are projected to come from alcohol sales. By creating a standalone bar and patio whose business is not dependent on game play, Another Round can capture additional customers in addition to those seeking a round of mini golf. A thoughtfully designed bar layout creates an efficient system for serving drinks to both the golfers and the patrons of the adjacent outdoor patio.



Schematic rendering of another round

Private bookings are going to be a key driver of business for Another Round – with private events, company happy hours, and team building events available in 4- and 8-hour blocks of time

The team assembled for Another Round was carefully curated to provide expertise in all necessary areas of the business. Spence brings experience managing teams, managing a P&L, and working in customer satisfaction. To provide superior food & beverage offerings, Spence has brought in one of Dallas' most renowned bartenders to create the beverage program, and a local favorite meat purveyor, Cooper's Meat Market, to provide a food menu with an outsourced model, saving significant costs by not operating a kitchen. To manage operations, Another Round is bringing in Brad Ruby, a GM with over 20 years of experience operating food and entertainment businesses.

The Menu

The bar, designed by a multi-year Dallas "Bartender of the Year", will feature a fine-tuned layout to make service efficient for patrons enjoying his golf-themed cocktails. Considered a "liquid architect" because of the technical craft that goes into his creations, their bar consultant has extensive experience in both service and operations, recently opening up a prominent downtown hotel with five unique bar concepts.



Cocktails designed for Another Round

Cooper's Meat Market will provide the food from their location just down the block from Another Round. As the majority of Cooper's business is focused on catering, their kitchen is already well-suited to provide quality bites to their new neighbors. Cooper's is known for serving an array of delicious menu items, from finger foods to full meals, all using the highest quality ingredients.



Food by Cooper's Meat Market

Revenue Streams

Revenues will be driven by mini golf as well as food and alcohol, and private events.

- Mini golf
- Food
- Bar
- Private events

The Atmosphere

The charm of Another Round will lay in its interactive and creative atmosphere. The mini golf course itself will be designed and built by architect and designer Patrick Craine, and will feature elevated "islands", each with a carefully curated design based on a rotating theme. The first theme, "Oak Cliff Country Club", is a tongue-in-cheek nod to a grunge country club atmosphere. To compliment the theme of a country-club, rentable storage lockers will be available for "members" to store their purchased alcohol. It is thoughtfully designed service touches like this that will make Another Round a memorable experience for first-time visitors and regulars alike.



Artist's rendering of outdoor patio

> " Our mission will be to make our hospitality as memorable as the venue itself. "



Kendall Spence
Owner

The building that will house Another Round is a renovated warehouse designed by architect Lake Flato, a former American Institute of Architects "Firm of the Year". The property features both an indoor and outdoor space, each measuring approximately 5,000 sq ft. with a seating capacity of over 50 for each of the separate but connected spaces.

Location Analysis

Another Round
660 Forth Worth Ave. Dallas, TX 55555

3-mile demographics:
- Population (2018) - 132,777
- Population (2022) - 142,350
- % growth (2018–22) - 8.9%





- Avg household income - $80,111
- Median age – 33

Located at 660 Forth Worth Avenue in Dallas, TX, Another Round will be nestled within walking distance of three recently built apartment complexes with two more in development, creating a total of over 15,000 units nearby. The average list price for homes in neighboring Kessler Park is $700k and the overall population within a 3-mile radius is expected to grow by an additional 10,000 residents, bringing the total local population to over 140k.

This prime location has over 25,000 cars pass the corner or Sylvan and Fort Worth Ave. Daily, and over 150,000 vehicles per day on neighboring I-30.

History

March 2019
Property renovation begins

August 2019
Cocktail and food menus created

October 2019
Mini golf construction begins, GM hired

January 2020
Mini golf design begins

February 2020
Anticipated opening

Meet the Team



Kendall Spence
OWNER

in

As Senior Director of Operations at Health Management Systems, Kendall Spence has extensive operational experience managing teams and a multi-million dollar P&L. Spence holds two degrees from Rice University.



Brad Ruby
GENERAL MANAGER

Brad Ruby brings over 20 years of experience as a GM in the restaurant industry, including Ninfa's, TGI Friday's, and Texas Land & Cattle. His robust experience has helped him create a management playbook that marries operational and hospitality excellence which will serve as the cornerstones of Another Round's culture.

Bonus Rewards

EARLY BIRD REWARD `50 REMAINING`

First 50 investors who invest $2,000 or more will receive:
- 2 tickets to Exclusive Pre-Opening Party

INVEST

$1,000+
- 2 rounds of golf

INVEST

$5,000+
- 2 tickets to Exclusive Pre-Opening Party
- 4 rounds of golf

INVEST

$10,000+
- 2 tickets to Exclusive Pre-Opening Party
- 4 rounds of golf
- Personalized drink locker behind the bar for a year

INVEST

$25,000+
- 2 tickets to Exclusive Pre-Opening Party
- 4 rounds of golf
- Personalized drink locker behind the bar for a year
- Design a golf ball, 4 in circulation, 8 souvenir balls
- Sponsor a hole - Your naming or logo on the hole signage

Gallery





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Documents

Disclosure Statement	Note Purchase Agreement
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Issuer Statement

The information contained on this campaign page (the "Campaign Information") is furnished solely by the Issuer to prospective investors in the investment opportunity described herein. All Campaign Information is intended to be a summary of the terms and information contained in the Disclosure Statement and the Note Purchase Agreement, and is fully qualified by reference to those documents. In the event any Campaign Information conflicts with the terms of the Disclosure Statement or Note Purchase Agreement, the terms of those documents will control. The Issuer has provided the Campaign Information for inclusion on the website located at www.nextseed.com, and in no way will the Campaign Information be deemed to have been created or provided by NextSeed Securities, LLC, NextSeed Services, LLC, or their affiliates.


